Exhibit 99.1

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2006

SUMMARY

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED DECEMBER 31, 2006	6
1-	Consolidated income statements	6
2-	Consolidated balance sheets	7
3-	Consolidated statements of cash flows	8
4-	Consolidated statements of shareholders' equity	9
5-	Notes to consolidated financial statements	10
5.1	Corporate Information	10
5.2	Transactions with related parties	11
5.3	Cash and cash equivalents	11
5.4	Shareholders' equity	12
5.5	Other liabilities	14
5.6	Commitments and contingencies	15
5.7	Segment reporting	15
5.8	Income taxes	17
5.9	Subsequent events	18
B. HALF YEAR MANAGEMENT REPORT	18
1.	Overview	18
1.1.	Significant events of the six-month period	18
1.2.	Business outlook (in US dollars and US GAAP)	19
1.3.	Forward-looking information	19
2.	Operating income	20
2.1.	Revenues and gross margin	20
2.2.	Operating expenses	20
2.3.	Income taxes	20
3.	Balance sheet and cash-flow discussion	21
C. STATUTORY AUDITORS' REPORT ON THE 2006 HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	22

5

A.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED DECEMBER 31, 2006

1-	Consolidated income statements

(in thousands of euros, except for shares and per share data)

	Six Months Ended December 31,		Year Ended June 30,
	2006	2005	2006

Revenues:
License fees	27,154	24,991	54,517
Maintenance	16,542	15,675	31,320
Professional Services	14,667	10,637	23,840
Total revenues (note 5.7)	58,363	51,303	109,677

Cost of revenues:
License fees	372	374	833
Maintenance	2,028	1,680	3,521
Professional Services	11,280	8,277	18,867
Total cost of revenues (note 5.7)	13,680	10,331	23,221
	44,683	40,972	86,456
Gross profit	44,683	40,972	86,456

Operating expenses:
Marketing and selling	23,200	22,064	45,930
Research and development	11,862	10,162	23,506
General and administrative	7,934	6,539	12,194
Total operating expenses	42,996	38,765	81,630
Income from operations (note 5.7)	1,687	2,207	4,826

Interest expense	(40)	(6)	(43)
Interest income	829	513	1,181
Foreign exchange loss, net	63	(338)	(253)
Net Income before income taxes	2,539	2,376	5,711
Income taxes (note 5.8)	(793)	(148)	684
Net Income of fully consolidated subsidiaries	1,746	2,228	6,395
Equity in earnings of affiliates	(60)	-	(20)
Net Income	1,686	2,228	6,375

Net Income per share
- basic	0.09	0.12	0.35
- diluted	0.09	0.12	0.33

Number of shares used in computing earnings per share
- basic	18,143,022	17,949,883	17,994,544
- diluted	18,459,364	19,197,429	19,053,528

Amortization and depreciation of fixed assets	924	1,083	2,095
Personnel costs	38,251	33,761	70,872

2-   Consolidated balance sheets

(in thousands of euros, except for shares and per share data)

	December 31,	June 30,
Assets	2006	2006

Goodwill - net	755	755
Intangible assets - net	2,078	2,253
Property and equipment - net	2,597	2,421
Equity in affiliates	5,150	366
Deferred income taxes	316	997
Other non-current assets	3,701	2,467
Total non-current assets	14,597	9,259

Accounts receivable (less allowance for doubtful accounts of € 458
and € 377 at December 31st and June 30th, 2006, respectively)	29,882	24,557
Other current assets	2,564	2,551
Prepaid expenses	2,050	2,337
Derivative financial instruments	231	256
Cash and cash equivalents (note 5.3)	48,199	54,469
Total current assets	82,926	84,170
Total assets	97,523	93,429

Liabilities

Shareholders' equity:

Shares, € 1 nominal value, 18,806,381 shares issued and outstanding at December 31, 2006 and 18,542,133 at June 30, 2006	18,806	18,542
Additional paid-in capital	29,555	27,651
Revaluation reserve	95	176
Treasury stock at cost	(6,710)	(5,667)
Accumulated benefit	15,061	13,375
Accumulated translation adjustment	(631)	(342)
Total shareholders' equity (note 5.4)	56,176	53,735

Non-current liabilities (note 5.5)	1,350	1,141
Non-current debt	70	165
Total non-current liabilities	1,420	1,306

Current liabilities (note 5.5)	223	222
Accounts payable and other accrued expenses	5,345	6,462
Accrued compensation	11,664	11,098
Value-added tax payable	1,921	1,081
Current debt	226	279
Derivative financial instruments	11	29
Deferred revenue	20,537	19,217
Total current liabilities	39,927	38,388
Total liabilities and shareholders' equity	97,523	93,429

3-	Consolidated statements of cash flows

(in thousands of euros)

	Six Months Ended December 31,		Year Ended June 30,
	2006	2005	2006
Cash flows from operating activities:
Net Income	1,686	2,228	6,375
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	924	1,083	2,095
Unrealized loss (gain) on derivative instruments	(75)	(16)	(116)
Deferred income taxes	664	131	(830)
Stock-based compensation	665	836	993
Loss on sales or impairment of assets and earnings in equity affiliates	62	23	100
Increase (decrease) in cash from:
Accounts receivable	(5,562)	(2,355)	132
Other current assets	(35)	(1,651)	(163)
Prepaid expenses	265	(189)	(558)
Accounts payable and accrued expenses	(1,039)	647	1,783
Accrued compensation	611	(2,129)	(983)
Value-added tax payable	833	242	(382)
Deferred revenue	1,654	(57)	929
Other	(1,045)	(286)	(1,538)
Net cash provided by (used for) operating activities	(392)	(1,493)	7,837

Cash flows from investing activities:
Other intangible assets acquisition	(257)	(500)	(1,031)
Purchases of equity method investments	(4,844)	-	-
Purchases of property and equipment	(721)	(707)	(1,007)
Net cash used for investing activities	(5,822)	(1,207)	(2,038)

Cash flows from financing activities
Purchases of treasury stock	(1,043)	(3,618)	(5,081)
Principal payments on capital lease obligations	(153)	(227)	(408)
Cash proceeds from issuance of shares	1,503	2,450	3,642
Net cash provided by (used for) financing activities	307	(1,395)	(1,847)

Effect of exchange rate changes on cash and cash equivalents	(363)	160	(533)

Net decrease (increase) in cash and cash equivalents	(6,270)	(3,935)	3,419
Cash and cash equivalents, beginning of period	54,469	51,050	51,050
Cash and cash equivalents, end of period	48,199	47,115	54,469

4-

Consolidated statements of shareholders’ equity

(in thousands of euros, except for shares and per share data)

	Ordinary shares		Additional Paid-in Capital				Accumulated Translation Adjustment
	Number	Amount		Treasury Stock	Revaluation reserve	Accumulated benefit		Shareholders' equity

Balance June 30, 2005	18,005,407	18,005	23,335	(586)	(299)	7,381	55	47,891
Options exercised	324,902	325	1,825					2,150
Warrants exercised	34,000	34	266					300
Stock-based compensation			836					836
Purchases of treasury stock				(3,618)				(3,618)
Translation adjustment							62	62
Cash flow hedges					266			266
Net income						2,228		2,228
Total comprehensive income								2,556
Balance December 31, 2005	18,364,309	18,364	26,262	(4,204)	(33)	9,609	117	50,115
Options exercised	169,824	170	920					1,090
Warrants exercised	8,000	8	94					102
Stock-based compensation			375			(381)		(6)
Purchases of treasury stock				(1,463)				(1,463)
Translation adjustment							(459)	(459)
Cash flow hedges					209			209
Net income						4,147		4,147
Total comprehensive income								3,897
Balance June 30, 2006	18,542,133	18,542	27,651	(5,667)	176	13,375	(342)	53,735
Options exercised	264,248	264	1,239					1,503
Stock-based compensation			665					665
Purchases of treasury stock				(1,043)				(1,043)
Translation adjustment							(289)	(289)
Cash flow hedges					(81)			(81)
Net income						1,686		1,686
Total comprehensive income								1,316
Balance December 31, 2006	18,806,381	18,806	29,555	(6,710)	95	15,061	(631)	56,176

(in euros, except if otherwise specified)

5-	Notes to consolidated financial statements

The condensed financial statements for the first six months of fiscal year 2006/2007, ended December 31, 2006, were prepared in accordance with international financial reporting standard IAS 34 « Interim financial reporting », as adopted by the European Union. Comparative data for the first six months of fiscal year ended December 31, 2005 and fiscal year ended June 30, 2006, were prepared in accordance with the same accounting principles.

These condensed financial statements as of December 31, 2006 were prepared in accordance with the same accounting principles as those applied to the annual financial statements prepared as of June 30, 2006, except for some specificities related to IAS 34 « Interim financial reporting » and other evolutions of the accounting principles.

New texts or amendments as adopted by the European Union and applicable for fiscal years beginning after January 1st, 2006 have been enforced:

-	IAS 19 “Employee benefits” amendment on actuarial gains and losses, group benefit plans and disclosures,
-	IAS 21 “The effects of changes in foreign exchange rates” amendment on investments in a foreign business,
-	IFRIC 4 “Determining whether an arrangement contains a lease”, on lease contracts analysis,
-	IFRIC 8 on the “Scope of IFRS 2” “Share-based payment” applicable for fiscal years beginning after May 1st, 2006.

The Company has however not opted for an earlier implementation of the following standards, amendments and interpretations (enforced or in the course of enforcement by the European Union):

-	IFRS 7 « Financial instruments: disclosure », compulsory for fiscal years beginning after January 1st, 2007,
-	IAS 1 « Presentation of financial statements - capital disclosure » applicable to fiscal years beginning after January 1st, 2007,
-	IFRIC 11 « Group and treasury share Transactions », published on November 2, 2006 and applicable as of March 1st, 2007,
-	IFRS 8 « Operating segments », not yet enforced.

These condensed financial statements do not include all required information for complete annual financial statements. They must be read in conjunction with the annual consolidated financial statements as of June 30, 2006.

The consolidated six month financial statements as of December 31, 2006 were approved by the Board of Directors on January 23, 2007.

5.1	Corporate Information

The accompanying Consolidated Financial Statements include ILOG S.A. in France and its wholly owned subsidiaries located in Australia (ILOG Australia Pty Ltd), in China (ILOG Software Technology (Shanghai) Co. Ltd), in Germany (ILOG GmbH), in Japan (ILOG Co., Ltd), in Singapore (ILOG (Pte) Ltd), in Spain (ILOG S.A.), in the United Kingdom (ILOG Ltd) and in the United States (ILOG, Inc).

They also include the following companies partially owned by ILOG S.A. France and consolidated under the equity method:

On October 25, 2004, ILOG acquired for 500,000 U.S. dollars (€ 386,000), 12.5% of the capital and voting rights of the South Korean company RTO Technologies Incorporation, which specializes in developing and marketing software. This investment is accounted for under the equity method, because ILOG has a representative on RTO’s Board, and because RTO has a reseller agreement with ILOG where ILOG markets RTO’s product.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company Shanghai FirstTech Co., Ltd. (FirstTech), investing 14.4 million Chinese yuans (1.8 million U.S. dollars). FirstTech, specializes in the development and marketing of software solutions for the steel industry and insurance sectors and has been ILOG’s partner in the Chinese market since 2004. FirstTech is consolidated under the equity method, because ILOG has representatives on FirstTech’s Board. Net equity of this company amounted to RMB 5,956,000 or approximately € 595,000 at the date of the acquisition.

On November 20, 2006, ILOG also acquired 33% of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, which amounts to 3.3 million euros (4.1 million U.S. dollars), is intended to reinforce the partnership between the two companies, and to sustain a stronger penetration of ILOG’s business rule management systems on the insurance market. This investment is consolidated under the equity method because ILOG has a representative on Prima Solutions’ Board. Net equity of this company as of the acquisition date amounted to € (3,530,000).

The excess of price paid over the fair value of net identifiable assets of these investments will be allocated within 12 months after the acquisition date.

All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

The Company holds no investment in ad hoc entities.

5.2	Transactions with related parties

 ILOG S.A.’s subsidiaries market licenses, which are the intellectual property of ILOG S.A., in exchange for the payment of royalties.

 ILOG has accounted for commissions paid to RTO for the marketing of the RTO product for $28,000 (around € 22,000) following the terms of the distribution agreement between both parties, and for services for $ 52,000 (around € 40,000) for professional services.

Moreover, ILOG has paid royalties for $ 25,000 (about € 20,000) to Prima Solutions in order to be able to use their IBCS software.

Transactions between related parties have been conducted at arm’s length.

5.3	Cash and cash equivalents

Cash and cash equivalents are made of the following elements (in thousands of euros):

	December 31,	June 30,
	2006	2006

Cash	12,621	9,529
Money market mutual funds	8,846	10,103
Certificates of deposits	3,720	3,793
Deposit accounts	313	-
Treasury bills	22,699	31,044
Cash equivalents	35,578	44,940
Total cash and cash equivalents	48,199	54,469

5.4	Shareholders’ equity

As of December 31, 2006 and June 30, 2006, the issued and outstanding share capital of the Company consisted of 18,806,381 and 18,542,133 shares, respectively. They are ordinary shares with a nominal value of € 1.00 per share.

Changes on ILOG S.A. share and paid-in capital for the half-year ended December 31, 2006 are as follows:

	Number of shares issued	Share Capital Increase	Paid-in Capital	Accumulated Share Capital	Accumulated Number of Shares	Nominal Value
		(in euros)	(in euros)	(in euros)		(in euros)
Options exercised	6,676	6,676	29,292	18,548,809	18,548,809	1
From July to August 2006

Options exercised	80,900	80,900	426,718	18,629,709	18,629,709	1
September 2006

Options exercised	176,672	176,672	783,084	18,806,381	18,806,381	1
From October to December 2006

Total	264,248	264,248	1,239,094

Treasury stock

The Shareholders’ meeting on November 30, 2006 authorized a new repurchase program posted on the AMF and the Company’s websites. The Company has repurchased treasury stocks according to the objectives of this program. The Company has directly repurchased 99,698 of its own shares for the six month period ended December 31, 2006 at an average price of € 9.02, for a total purchase price of € 899,000. The Company also repurchased a total of 17,032 of its own shares through its liquidity contract. As of December 31, 2006, the Company holds 499,742 shares, directly, and 81,457 shares through its liquidity contract for a total of € 5,748,000 and € 962,000, respectively. These shares are recorded at cost as a reduction of shareholders’ equity.

Stock-option plan

As of December 31, 2006 and June 30, 2005, 4,357,032 and 4,351,516, respectively, of the outstanding options were exercisable at weighted average exercise prices of € 16.41 and € 16.30, respectively. As of December 31, 2006, 732,000 options are available for issuance by the Board of Directors under the provisions of the ILOG 2004 Stock Option Plan. The Board of Directors of November 30, 2006 granted 58,000 stock options to ILOG employees.

Warrants

On November 30, 2006, the Shareholders’ meeting authorized the Board of Directors to grant to non-executive Directors up to 64,000 warrants at an exercise price of € 9.65. The Board of Directors of November 30, 2006 granted these 64,000 warrants to non-executive Directors.

These warrants can be exercised at any time during the 5 years following the grant date.

Employee stock purchase plan

In March 1997, the Company implemented an international stock purchase plan and a French Company savings plan, authorized by the Shareholders’ meeting in October 1996. Under the provisions of these plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period.

In December 2006, the Company’s shareholders closed their previous authorization in exchange for a new authorization to issue up to 100,000 shares in the French Plan, and none in the international plan. No share has yet been issued following this new authorization during the fiscal year 2005/2006 and the half year period ended December 31, 2006.

Free shares

In accordance with the repurchase program objectives, the Board of Directors on November 30, 2006 approved the 2006 ILOG Free Shares Plan authorized by the Shareholders’ Meeting on November 30, 2006. The Board granted 351,000 free shares to executives and employees of the Company on November 30, 2006.

Provided that the beneficiary is an eligible employee, employed by the Company or an affiliated company on the date of definitive acquisition, 40% of shares attributed to each beneficiary would become vested after the 24th month following the grant date, and thereafter 24/60th of the share vest each month between the 25th and the 60th month following the grant date. After the shares vest, each free share will be subject to a mandatory additional holding period of 2 years.

Stock options and warrants value

According to IFRS 1, only stock options and warrants that were granted after November 7, 2002, and which had not vested on January 1, 2005 are accounted and recorded as expense. Issuances prior to November 7, 2002 are neither evaluated nor recorded as expenses.

The vesting period for stock options is 4 years from the grant date, with 25% of total shares vesting after one year, then 1/48 per month during the following 3 years. Stock options granted by the Company generally expire 10 years after the grant date (7 years for employees in the United Kingdom). For warrants granted to directors, the vesting is immediate. Warrants generally expire 5 years after the grant date.

 ILOG Board of Directors approved 7 grants since November 7, 2002 totaling 702,000 options and 328,000 warrants giving rights to subscribe and/or purchase shares of the Company. The Board of Directors approved a single grant of 351,000 free shares on November 30, 2006.

The fair-value of stock options, warrants and free shares is determined according to the Lattice method with the following assumptions:

a.

Expected volatility of the option price : volatility for options in euros is calculated over the estimated life of the option from historical volatilities on Paris Euronext, ranging between 57% to 82% depending on grant dates,

b.	Risk-free interest rate: Iboxx Eurozone rate from 5 to 7 years, therefore between 2.78% and 3.69% depending on the grants,
c.	Dividend rate: as the Company never distributed dividend, the assumption is 0%,
d.	Employees turnover: from 1 to 1.3% during the vesting period, and 5% thereafter,
e.	Free shares are subject to an unavailability of 2 years after the vesting. No discount has been retained in the calculation to reflect this unavailability period.

Stock-based compensation expenses relating to stock-options amounted to € 251,000 for the six-month period ended December 31, 2006 and € 584,000 for the fiscal year ended June 30, 2006. This expense was recorded in ILOG S.A.’s financial statements, and was allocated to the lines of the income statements where cash compensation of the employees receiving the grants was classified.

Stock-based compensation expenses relating to warrants amounted to € 309,000 for the six-month period ended December 31, 2006 and € 409,000 for the year ended June 30, 2006 and was classified under general and administrative expenses.

Stock-based compensation expenses relating to free shares amounted to € 105,000 for the six-month period ended December 31, 2006 and € 0 for the year ended June 30, 2006. This expense was recorded in the ILOG S.A.’s financial statements, and was allocated to the lines of the income statements where cash compensation of the employees receiving the grants was classified.

5.5	Other liabilities

Other liabilities, between June 30, 2006 and December 31, 2006, fluctuated as follows (in thousands of euros):

	Year ended		Retirements	Retirements	Six months
	June 30, 2006		(used	(non used	ended December 30, 2006
		Additions	provision)	provision)

Pension liability accrual	1,141	105			1,246
Compensation accrual and social risks		104			104
Total non-current liabilities	1,141	209	-	-	1,350

Unrecognized exchange losses	22	27	(22)		27
Witholding tax liabilities	86	158	(86)		158
Other current liabilities	114	38	(114)		38
Total current liabilities	222	223	(222)	-	223

Post employment benefits are the same as those described in the annual report as of June 30, 2006. The expense recorded for post employment benefits for the six-month period amounted to € 105,000.

5.6	Commitments and contingencies

Contractual obligations and other commitments at December 31, 2006 include:

▪	Operating leases: the Company leases its facilities and certain equipment under non-cancellable operating leases which expire through 2010 to 2014,
▪	Finance leases: the annual rental payments recorded amounted to approximately € 3.5 million these last years,
▪	Hedging financial instruments: the notional amount as of December 31, 2006 amounted to € 6,188,000 compared to € 6,771,000 as of June 30, 2006.

ILOG is involved in a lawsuit against Jensen Denmark and Naicom Technologies. It takes place in France. Jensen Denmark and Naicom Technologies are suing ILOG for breach of contract, bad faith and failure to meet the standard of care owed by a professional consultant. ILOG has sued in return, demanding the reimbursement of amounts expensed and not received, and additional damages. The lawsuit has been ruled upon, and the Court has decided in favor of ILOG and against Naicom Jensen. The Court has rejected ILOG’s counter-claim. Naicom Jensen has appealed this judgment and the matter is currently pending on appeal. Damages demanded are within the limits of the insurance cover of ILOG’s policy, and the insurance company has agreed to defend the Company in this matter.

No new litigation affected ILOG since the publication of its annual report as of June 30, 2006.

To the knowledge of the Company, there are no other significant commitments or contingencies as of December 31, 2006.

5.7	Segment reporting

The Company operates in one reportable segment – software components. The information presented, are the same as those used by the Company management for its internal reporting purposes, allowing a reliable assessment of our risks and returns. The goal is to present to users of financial statements information on the profitability and future perspectives of the Company’s different activities.

Activities

In this segment, 3 sources of revenues can be identified: licenses, associated maintenance services,

consulting and training activities.

Products, marketing strategy and type of customers are similar throughout the world. These types of revenues are so interconnected that an allocation of operating expenses would be arbitrary, and therefore not relevant.

Data by nature of revenues (in thousands of euros):

	Six Months Ended December 31,		Year Ended June 30,
	2006	2005	2006

Revenues:
License fees	27,154	24,991	54,517
Maintenance	16,542	15,675	31,320
Professional Services	14,667	10,637	23,840
Total revenues	58,363	51,303	109,677

Cost of revenues:
License fees	372	374	833
Maintenance	2,028	1,680	3,521
Professional Services	11,280	8,277	18,867
Total cost of revenues	13,680	10,331	23,221

Geographical areas

Operations outside of France consist mainly of sales, marketing, finance, customer support and to a lesser extent, research and development activities.

Intercompany sales between different geographic areas are accounted for at third party selling prices less a discount, and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Financial information allocation is based on subsidiaries sites. Identifiable assets are those that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area (amounts in thousands of euros):

	Six Months Ended December 31, 2006
		North	Asia
	Europe	America	Pacific	Total

Total revenues	24,550	27,700	6,113	58,363
Income from operations	2,787	(1,252)	152	1,687
Total assets	71,139	18,851	7,533	97,523
Assets acquisitions	542	272	164	978
Amortization and depreciation	580	278	66	924

	Six Months Ended December 31, 2005
		North	Asia
	Europe	America	Pacific	Total

Total revenues	21,259	25,274	4,770	51,303
Income from operations	2,236	118	(147)	2,207
Total assets	59,742	22,360	6,304	88,406
Assets acquisitions	985	370	49	1,404
Amortization and depreciation	746	265	72	1,083

	Year Ended June 30, 2006
		North	Asia
	Europe	America	Pacific	Total

Total revenues	43,995	54,938	10,744	109,677
Income from operations	4,749	190	(113)	4,826
Total assets	64,384	21,569	7,476	93,429
Assets acquisitions	1,298	611	128	2,037
Amortization and depreciation	1,424	532	139	2,095

5.8	Income taxes
The provision for income taxes consists of the following (in thousands of euros):

	Six Months Ended December 31,		Year Ended June 30,
	2006	2005	2006

Current income taxes :
France	-
United States	14		(44)
Rest of the world	139	14	150
Total current income taxes	153	14	106

Deferred tax :
France	535		(500)
United States	80		(474)
Rest of the world	25	134	184
Total Deferred tax	640	134	(790)
Total income taxes	793	148	(684)

The income tax expense is mainly comprised of the reversal, for € 0.6 million, of a part of the deferred income taxes recorded as of June 30, 2006, relating to non operating tax losses based on historical fiscal gains of the French and US operations.

5.9	Subsequent events

No significant post closing event has been identified by the Company.

B.	HALF YEAR MANAGEMENT REPORT
1.	Overview

ILOG is a worldwide provider of enterprise software and services. The Company develops, markets, sells and supports business rule management systems, which we refer to herein as BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make decisions faster and manage change and complexity.

A benefit we believe is unique to our BRMS products is that they enable software architectures that empower business users to maintain business logic without involving software professionals, by allowing portions of software code to be translated in the form of business rules, which can then be read and manipulated by business users. We believe that by implementing ILOG’s BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionalities benefiting an emerging software area, business process management, referred to herein as BPM. ILOG’s optimization and visualization software components provide core functionalities for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

1.1.	Significant events of the six-month period

The growth of license revenues has been tracted by the BRMS product line, with continuous adoption of this technology in the IT world. This demand for BRMS is characterized by the growing diversity of industries, where these solutions are deployed, and illustrated by the contracts signed in the six-month period. Companies of the finance and insurance industries still represent a predominant portion of BRMS purchases, with, for example, the IT division of the Santander group, which has integrated ILOG Rules for .NET® in its SOA strategy. ILOG has also signed several significant deals in other areas, especially with an important English publisher of telephone directories, a North-American leader in logistics and transportation, and an important North-American player in the healthcare industry.

The professional services revenue growth was a major highlight of the six-month period, particularly in the U.S., as customers increasingly invested in ILOG expertise to speed-up the deployment and lower the risk of their BRMS and planning and scheduling projects.

Combined optimization license and maintenance revenues have slightly decreased in this six-month period, but are highlighted by the deployment of a second module of ILOG Fab PowerOps® (FPO), a product dedicated to production scheduling of semi-conductors, in IBM® Fishkill semi-conductor fab facility. Another important event of the six-month period is the successful deployment of ILOG Plant PowerOps® by a leading international food and beverage company.

Combined visualization license and maintenance revenues have remained stable compared to the same period last year, after a decrease on the fiscal year ended June 30, 2006. This is the result of several mid-size contracts with major companies in the telecommunications, defense and transportation sectors in Europe and in Asia.

During this period, ILOG also invested in two companies:

- ILOG took a minority stake in Shanghai First Tech Ltd., a Chinese systems integrator that has been ILOG’s partner for developing and marketing manufacturing and insurance solutions for the Chinese market. Prior to this investment, Shanghai First Tech was majority-owned by Baosight Software, a publicly listed subsidiary of BaoSteel. ILOG expects to leverage this relationship to develop and market planning and scheduling solutions for the Chinese manufacturing sector and to promote process automation in the rapidly growing Chinese insurance industry.

- The Company also made an investment in Prima Solutions, a long time ILOG partner and Paris-based provider of insurance software platforms. This investment is expected to support greater penetration of ILOG’s BRMS products in the insurance industry. Prima Solutions is the developer of a global insurance object model, called Prima IBCS, which enables rapid deployment of large Service Oriented Architecture applications in the sector. Prima Solutions also embeds ILOG JViews and ILOG JRules in its reference architecture, thus simplifying the adoption of these products in the insurance sector.

1.2.	Business outlook (in US dollars and US GAAP)

Due to positive market trends that will likely continue to favor the Company’s current offerings, ILOG’s management expects an increase in its revenue, expressed in U.S. dollars, of 17% for fiscal year 2007 compared to fiscal year 2006. Moreover, the Company maintains its goal of improved US GAAP U.S. dollars profit year over year.

1.3.	Forward-looking information

All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results and the price of our shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the impact of dilutive share issuances, or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions or minority investments, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

2.	Operating income

Revenues in the six-month period increased to € 58.4 million from € 51.3 million, and net income per share diluted amounted to € 0.09 compared to € 0.12 on the same period the previous year. Expressed at prior year constant currency rates, revenues increased by 18%.

2.1.	Revenues and gross margin

Revenues by region were as follows (in thousands of euros):

	Six Months Ended December 31,		Increase / (Decrease) as	Increase / (Decrease) at constant
	2006	2005	reported	currency

North America	27,700	25,274	10%	17%
Europe	24,550	21,259	15%	15%
Asia Pacific	6,113	4,770	28%	35%
Total revenues	58,363	51,303	14%	18%

License revenues increased by 9%, from €25.0 million in the same six-month period last year, to €27.2 million this year. This increase is primarily due to the BRMS product line’s 22% growth across all regions, while the optimization product line slightly decreased and the visualization product line remained stable. In the six-month period, the BRMS, optimization and visualization product lines represent 51%, 31% and 18%, respectively, of the licenses revenues, as compared to 45%, 36% and 19% a year ago.

Overall maintenance revenues increased by 6% compared to last year, reflecting ILOG’s growing installed base of customers under maintenance.

Professional services increased by 38%, year over year, reflecting the Company’s promotion of services to help customers develop applications with ILOG’s BRMS. For the six-month period, the gross margin for professional services increased to 23%, as compared to 22% last year.

2.2.	Operating expenses

The 11% increase in operating expenses over the prior year is primarily due to additional hiring, and salary increases happening on the second quarter.

2.3.	Income taxes

The income tax expense amounted to €0.8 million compared to €0.1 million, year over year, as a result of the profitability of the six-month period. The income tax expense in the six-month period mainly consisted of a deferred tax charge for €0.6 million, utilizing part of the €1.0 million deferred tax benefit accounted for at the end of June 2006, and relates to tax net operating losses carried forward in the U.S. and France that the Company is more likely than not going to use in this current fiscal year.

3.	Balance sheet and cash-flow discussion

Including short-term investments, ILOG’s cash position totaled €48.2 million as of December 31, 2006, down from €54.5 million as of June 30, 2006. This decrease is primarily due to the purchase of a 33% ownership interest in Prima Solutions, a Paris-based provider of insurance software platforms and a 35% ownership interest in the Chinese partner FirstTech.

Operating activities used €0.4 million in order to finance the need for additional working capital due to the very good performance of the second quarter of the 2007 fiscal year. Investing activities for the half year amounted to €5.8 million, of which €4.8 million for the purchase of the above-referenced acquisitions.

Cash provided by financing activities amounted to €0.3 million and included the repurchase of treasury stocks in the amount of €1.0 million, offset by the exercise of stock options in the amount of €1.5 million. Accounts receivable as of December 31, 2006 stayed level at 75 days sales outstanding as on June 30, 2006.

As of December 31, 2006, shareholders’ equity amounted to €56.2 million, an increase of €2.5 million from €53.7 million at June 30, 2006, mainly as a result of the Company’s profitability on the quarter and the exercise of stock options and warrants. On December 31, 2006, the Company had 18,806,381 shares issued and outstanding, compared to 18,542,133 at June 30, 2006, due to the exercise of 264,248 stock options.

C.	STATUTORY AUDITORS’ REPORT ON THE 2006 HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

(Article L. 232-7 of French Company Law)

This is a free translation into English of the original statutory auditors' review report on the half-year consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Ms, Mr the Shareholders,

In our capacity as statutory auditors of ILOG, SA, and in accordance with Article L. 232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

▪	a limited review of the accompanying condensed half-year financial statements of ILOG S. A., for the six-month period from July 1st 2006 to December 31, 2006,

▪	an examination of the information provided in the Company’s half-year report.

These condensed half-year consolidated financial statements are the responsibility of the Board of directors. Our responsibility is to issue a conclusion on the financial statements based on our review.

We have conducted our limited review in accordance with French professional standards. A limited review of interim financial statements consists of obtaining information that we deemed necessary mainly from company management and people responsible for financial and accounting matters, and to perform analytical procedures, as well as any other appropriate procedure.

Based on our limited review, we have not raised any significant anomalies of a nature that would that causes us to believe that the accompanying half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, included in the IFRS accounting and measurement principles, as adopted by the European Union, related to interim financial information.

We have also examined, in accordance with French professional standards, the information disclosed in the half-year Group Company’s report on the condensed half-year consolidated financial statements, on which we performed our limited review.

We have nothing to report with respect to the fairness of such information and its consistency with the condensed consolidated half-year financial statements.

Paris, February 9, 2007

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Olivier Maurin	Denis Thibon